

SECURIT. 07006467 .MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC MAIL
RECEIVED
PROCESSING
MAY 23 2007
WASH.

SEC FILE NUMBER
8-49996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **J W RICHARDS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 WEST STATE ROAD 434
(No. and Street)

LONGWOOD	FLORIDA	32750
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY WARD **407-774-6281**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

PROCESSED
MAY 30 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY WARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or J W RICHARDS, INC., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Public Notary



SHERYL KISLING
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD464072
EXPIRES 8/21/2009
BONDED THRU 1-888-NOTARY1

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. RICHARDS, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Computation of Basic Net Capital requirement:

Total stockholder's equity qualified for net capital	$ 89,428
Non -allowable assets:	
Property and equipment	5,431
Deposits	13,788
Goodwill	38,999
Total non -allowable assets	58,218
Haircuts	-
Net capital	$ 31,210
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($1,052)	
Minimum dollar net capital requirement ($5,000)	
Net capital requirement (greater of above two minimum requirement amounts)	5,000
Net capital in excess of required minimum	$ 26,210
Excess net capital at 1000%	$ 29,860
Reconciliation:	
Net capital, per pages 9-10 of the December 31, 2006 unaudited FOCUS Report, as filed	$ 15,685
Audit adjustments:	
Accounts payable	(1,576)
Accounts receivable	12,742
Accrued expenses	2,301
Accumulated depreciation	(46)
Property and equipment	895
Cash	1,209
Net capital	$ 31,210

END

The accompanying notes are an integral part of these financial statements.